UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001- 93
Company Registry (NIRE): 35.300.186.133

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

Pursuant to article 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. (“Company”) are hereby invited to the Annual and Extraordinary Meetings, to be held on April 23, 2009 at 10 am, at the Company’s head office at Rua Gomes de Carvalho, 1510, 14th floor, suite 1402, in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

I. ORDINARY GENERAL MEETING

a) To acknowledge Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council, relative to the year ended December 31, 2008;

b) To approve the proposal for the allocation of year 2008 net income and dividend distribution;

c) To elect the effective members and deputy members to the Board of Directors;

d) To set the global compensation of the Company’s Board of Directors and the Board of Executive Officers;

e) To elect the effective members and deputy members of the Fiscal Council; and

f) To set the fees of the members of the Fiscal Council.

II. EXTRAORDINARY GENERAL MEETING

a) To change the wording of the caput and items “a” and “b” of the sole paragraph of Article 19 of (and consolidate) the Company’s Bylaws, to include the following changes in the Company’s Executive Board:

(i) To eliminate the position of Vice-President of Strategy and Regulation and create the position of Vice-President of Business Development;

(ii) To attribute the duties for developing the Company’s corporate strategy and coordinating the regulation management of the Company and its controlled companies to the CEO; and

(iii) To define the duties of the Vice-President of Business Development, as follows: assessing the potential and planning the development of new businesses, as well as related or complementary activities in the areas of electricity distribution, generation and commercialization.

General Instructions:

1. In accordance with Article 13 of the Company’s Bylaws, shareholders wishing to be represented by a proxy, pursuant to Article 126, paragraph 1 of Law 6,404/76, should deposit the respective powers-of-attorney at the Company’s head office at least 24 (twenty-four) hours before the Ordinary and Extraordinary Meetings.

2. The documents related to the matters on the Agenda of the Ordinary and Extraordinary Meetings will be available to shareholders as from this date, at the Company’s head office and on its website (www.cpfl.com.br/ir) as well as on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

3. Pursuant to CVM Instruction No. 165/91, as amended by CVM Instruction No.282/98, the minimum percentage of voting shares needed to request the multiple voting rights, to elect members of the Board of Directors, is 5% (five percent).

São Paulo, March 11, 2009.

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.